
PROVIMI

Secrétariat général




05006692

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, March 16, 2005

Your ref.: File No. 82-5212

Re: **Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)**

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile GUL

PROVIMI
Société anonyme
au capital de 26 094 369 €

Siège social:
9-11, avenue Arago
F 78191 Trappes

652 045 907 RCS Versailles


PROVIMI
ON TOP OF THE FEED CHAIN

Operating profit resisted well over the year 2004

Paris/Rotterdam, March 15, 2005

Provimi (listed on Euronext Paris), one of the world leaders in the animal nutrition business, today announces its consolidated results for the year 2004. With continuing adverse exchange rates and after the rise of raw material prices during most of the year, the market showed a recovery towards the fourth quarter. As a result, operating profit was EUR 88.0 million compared to EUR 90.5 million in 2003. Excluding the impact from exchange rates the operating profit was in line with last year. Net income – Group share reduced from EUR 24.3 million in 2003 to EUR 18.7 million in 2004, as a result of lower net exceptional items.

(in million €)	**31/12/2004**	31/12/2003	**Change**
Revenues	**1,579.7**	1,544.9	+ 2.3%
Operating profit	**88.0**	90.5	-2.8%
Net financial result	**-36.1**	-40.9	+ 11.7%
Profit before tax	**51.9**	49.6	+4.6%
Net exceptional items	**5.4**	16.0	N/A
Net income – before Goodwill Amortization	**35.0**	40.9	-14.4%
Net income - group share	**18.7**	24.3	-23.0%
Shareholders' equity*	**564.5**	545.1	
Net financial debt	**371.9**	399.7	
Net-debt-to-equity ratio	**66 %**	73%	

*including minority interest

Revenues grew EUR 63.6 million on a like for like basis, or 4.2%, primarily driven by the effect of high raw materials prices during the first half year and an increase in premix and pet food volumes. Change in consolidation scope contributed EUR 3.3 million to sales. Exchange rates, mainly the US dollar and Polish zloty, had a negative effect reducing sales by EUR 32.1 million.

Operating profit amounted to EUR 88.0 million, a decrease of 2.8% compared with last year. Exchange rates had a negative impact of EUR 2.3 million, which was only partly offset by the net impact of acquisitions and disposals (EUR 0.4 million). Excluding the impact from exchange rates the operating profit was in line with last year.

Net financial expense decreased 11.7% as a result of net debt reduction and lower interest rate following the refinancing of the Group's debt.

Net exceptional items amounted to EUR 5.4 million compared to EUR 16.0 million in 2003.

Net income - group share reduced to EUR 18.7 million compared to EUR 24.3 million in 2003, fully due to lower net exceptional items.

Net income before goodwill amortization was EUR 35.0 million compared to EUR 40.9 million in 2003, a decrease of 14.4%.

Net debt further decreased by EUR 27.8 million, or 7 %, to EUR 371.9 million due to cash from operations, lower interest and taxation, partly compensated by the negative effect of exchange rates.

Segment information by geography

	Revenues		Operating profit	
(in million €)	**31/12/2004**	31/12/2003	**31/12/2004**	31/12/2003
France	**137.3**	143.5	**15.9**	14.9
Poland	**442.7**	424.6	**14.3**	13.5
Rest of Europe	**628.4**	619.5	**34.2**	35.2
USA	**164.4**	165.0	**12.8**	15.5
Rest of the world	**206.9**	192.3	**10.8**	11.4
Total	**1,579.7**	1,544.9	**88.0**	90.5

In France, the operating profit improved due to good progress in the cost reduction programme. This more than offset the impact of decreased meat consumption, low prices for meat and milk and pressure from the weak dollar on exports.

In Poland, Provimi's subsidiaries did well in tough market conditions. The negative effects of high raw material cost and low meat prices persisted during the first half of the year and beyond. Despite the decrease of the zloty, operating income increased thanks to an improvement in market conditions, which started to benefit results only towards the end of the year.

In the rest of Europe, market conditions were generally unfavourable for the main part of the year except for The Netherlands where margins improved significantly and for Pet Food, which showed strong performance. Exports outside the Euro zone were affected by the unfavourable dollar exchange rates.

In the USA, the weaker US dollar continued to have a negative conversion effect on sales and profits in euro. Further consolidation in the livestock and poultry markets enhanced competitive pressures as animal producers further focussed on cost reductions and received assistance from the Group's North American companies to improve performance noticeably through R&D and innovations. Weather conditions in certain parts of the USA had also a negative effect on sales.

In the rest of the world, good performances in China and South America including a record year in Brazil did not fully compensate for the competitive pressure in fish feed in Chile and the difficult trading conditions in Australia.

Dividend
The Board will ask shareholders to approve a 2004 net dividend (excluding tax credit) of EUR 0.21 per share, an increase of 5% compared to 2003.

Outlook 2005
Despite the recent recovery of the zloty in Poland, exchange rates could continue to have a negative impact with the prolonged weakness of the US dollar and related currencies. Nevertheless, better market conditions are expected to continue into 2005 in most of the Group's markets in the world.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and has sales of over € 1.5 billion. Provimi has 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + 33 (0)1 34 82 79 04 or + 31 (0)10 423 95 85

Press relations:
Miriam ter Braak: + 31 (0)10 4 23 96 33, or mobile + 31 (0)6 511 23 766

This press release and the presentation of annual results can be downloaded from the Group's website: **http://www.provimi.com** and are available upon request at the company's head office.